SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July, 2017

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

This Form 6-K consists of the press release dated July 6, 2017, which appears immediately following this page.

Ferroglobe Welcomes Canada Border Services Agency’s Preliminary Determination of Anti-Dumping and Subsidy Duties Against Imports of Silicon Metal

LONDON, July 6, 2017 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ: GSM)  (“Ferroglobe” or the “Company”) welcomes the Canada Border Services Agency’s (“CBSA”) preliminary determinations on dumping and subsidizing duties with respect to certain silicon metal imports into Canada from Brazil, Kazakhstan, Laos, Malaysia, Norway and Thailand.

The CBSA initiated its investigation in response to a complaint filed earlier this year by the sole Canadian producer of silicon metal, Quebec Silicon Limited Partnership, and QSIP Canada ULC, a subsidiary of Ferroglobe.

The CBSA determined margins of dumping of up to 135.3% for silicon metal from the six countries and an amount of subsidy of up to 23.5% for silicon metal imports from Brazil, Kazakhstan, Malaysia, Norway and Thailand.  The resulting provisional duties go into effect immediately and apply to silicon metal imported into Canada as of July 5, 2017.

Based on import data from Statistics Canada, for 2016, at least 62% of silicon metal imports into Canada are now subject to provisional duties of over 70%.

Ferroglobe’s Executive Chairman, Javier López Madrid, commented that, “This case demonstrates our commitment to protecting our investments and our workers so that they can enjoy a stable work environment and fair wages and we can compete with foreign producers on a level playing field.  We are pleased with this outcome and look forward to working with the CBSA as they continue the investigation over the coming months.”  Mr. López Madrid added: “we remain confident of a favorable outcome in the similar ongoing investigation in the U.S., where unfair trade practices have likewise impacted the market.”

The CBSA will make a final dumping and subsidy determination by October 3, 2017, and the Canadian International Trade Tribunal will make a final injury determination by November 2, 2017.

The CBSA’s full statement regarding the preliminary determination may be accessed at:
www.cbsa-asfc.gc.ca/sima-lmsi/i-e/sm22017/sm22017-np-eng.html

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  The Company is based in London.

Forward-Looking Statements

This release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations.  Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, “may”, “could”, “seek”, “guidance”, “predicts”, “potential”, “likely”, “believe”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “intends”, “forecast” or variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain.  As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control.

You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected.  Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) availability and increases in the cost of raw materials, (vi) cost of energy; (vii) competition in the metals and foundry industries; (viii) environmental and regulatory risks; (ix) ability to identify liabilities associated with acquired properties prior to their acquisition; (x) ability to manage price and operational risks including industrial accidents and natural disasters; (xi) ability to manage foreign operations; (xii) changes in technology; (xiii) ability to acquire or renew permits and approvals; (xiv) changes in legislation or governmental regulations affecting Ferroglobe; (xv) conditions in the credit markets; (xvi) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvii) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; (xviii) the potential of international unrest; and (xix) the effect of tax assessments, tax adjustments, anticipated tax rates, or other regulatory compliance costs.  The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All information in this press release is as of the date of its release. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Ferroglobe PLC

Joe Ragan,  US: +1 917 209 8581,  UK: +44 (0) 7827 227 688

Chief Financial Officer

Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2017

FERROGLOBE PLC

By:	/s/ Nicholas Deeming
Name: Nicholas Deeming
Title: Corporate Secretary